FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of November, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                             DIVIDEND ANNOUNCEMENT

HSBC HOLDINGS PLC

THIRD INTERIM DIVIDEND FOR 2005 ON ORDINARY SHARES

In accordance with their intention to pay quarterly dividends on the ordinary shares in a pattern of three equal dividends with a variable fourth interim dividend, and as envisaged in the announcement of the 2005 Interim Results on 1 August 2005, the Directors of HSBC Holdings plc have declared a third interim dividend of US$0.14 per ordinary share in respect of the year to 31 December 2005. The dividend will be payable on 19 January 2006 to holders of ordinary shares on the Register on 25 November 2005. The ordinary shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 23 November 2005 and in Paris on 28 November 2005. The American Depositary Shares will be quoted ex-dividend in New York on 22 November 2005.

Payment on Ordinary Shares

The third interim dividend will be payable on 19 January 2006 in cash in US dollars, or in sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 9 January 2006, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to holders of ordinary shares on or about 6 December 2005, and elections will be required to be made by 4 January 2006.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 25 November 2005 in order to receive the dividend.

The Hong Kong Overseas Branch Register of shareholders will be closed for one day, on Friday 25 November 2005. Any person who has acquired ordinary shares registered on that Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00 pm on Thursday 24 November 2005 in order to receive the dividend. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

Any person who has acquired ordinary shares registered on the Bermuda Overseas Branch Register of shareholders but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00 pm on Friday 25 November 2005 in order to receive the dividend.

Payment on Ordinary Shares held through Euroclear France

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 19 January 2006 to the holders of record on 25 November 2005. The dividend will be payable in cash, in euros at the forward exchange rate quoted by HSBC France in Paris at or about 12 noon on 9 January 2006, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 23 November and 30 November 2005.

Payment on American Depositary Shares

The dividend will be payable on American Depositary Shares, each of which represents five ordinary shares, on 19 January 2006 to holders of record on 25 November 2005. The dividend of US$0.70 per American Depositary Share will be payable in cash in US dollars or as a scrip dividend of new American Depositary Shares. Particulars of these arrangements will be mailed to holders on or about 5 December 2005, and elections will be required to be made by 22 December 2005. Alternatively, the cash dividend may be invested in additional American Depositary Shares for participants in the dividend reinvestment plan operated by the depositary.

Any person who has acquired American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Friday 25 November 2005 in order to receive the dividend.



DIVIDEND ON 6.20% NON-CUMULATIVE US DOLLAR PREFERENCE SHARES, SERIES A ("SERIES A DOLLAR PREFERENCE SHARES")

In September and October 2005 1,450,000 Series A Dollar Preference Shares were issued for a consideration of US$1,000 each and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

A non-cumulative fixed-rate dividend of 6.20 per cent per annum is payable quarterly on the Series A Dollar Preference Shares on 15 December, 15 March, 15 June and 15 September at the sole and absolute discretion of the Board of HSBC Holdings plc. The first dividend accrues from 22 September 2005, the date Series A Dollar Preference Shares were first issued. Accordingly, the Board of HSBC Holdings plc has declared a dividend for the period 22 September 2005 to 15 December 2005. The dividend of US$0.357361 per Series A American Depositary Share will be payable on 15 December 2005 to holders of record on 1 December 2005.

Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Thursday 1 December 2005 in order to receive the dividend.



FINAL RESULTS FOR 2005

As indicated in the announcement of the 2005 Interim Results, the results for the year to 31 December 2005 will be announced on Monday 6 March 2006. In accordance with new requirements of The Stock Exchange of Hong Kong the results announcement will be released at or after 4.15pm in Hong Kong (8.15am in London, 9.15am in Paris and 3.15am in New York), when the stock index futures and options markets in Hong Kong have closed. It is intended that any fourth interim dividend for 2005 that is announced on that date would be payable on 11 May 2006 to holders of ordinary shares on the Register on 24 March 2006. HSBC Holdings' ordinary shares would be quoted ex-dividend in London, Hong Kong and Bermuda on 22 March 2006 and in Paris on 27 March 2006. The American Depositary Shares would be quoted ex-dividend in New York on 22 March 2006.



The Directors of HSBC Holdings plc are Sir John Bond, Baroness Dunn*, Sir Brian Moffat+, S K Green, A W Jebson, Lord Butler+, R K F Ch'ien+, J D Coombe+, R A Fairhead+, D J Flint, W K L Fung+, M F Geoghegan, S Hintze+, J W J Hughes-Hallett+, Sir John Kemp-Welch+, Sir Mark Moody-Stuart+, S W Newton+, H Sohmen* and Sir Brian Williamson+.

* Non-executive Director

+ Independent non-executive Director


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  7 November, 2005